PROGREEN PROPERTIES, INC.
380 North Old Woodward Ave., S. 226
Birmingham, MI 48009

October 25, 2010

Securities and Exchange Commission
Washington, D.C. 20549

RE:	Progreen Properties, Inc.
SEC Comment Letter dated October 7, 2010
Form 10-K/A for the Fiscal Year Ended April 30, 2010
File No. 000-25429

Dear Sir/Madam:

We are submitting herein the responses of Progreen Properties, Inc. (the “Company”) to the comments set forth in your comment letter dated October 7, 2010 on the captioned filing (the “2010 10-K/A”) under the Securities Exchange Act of 1934, as amended.

Form 10-K/A

Financial Statements and Notes

Report of Independent Registered Public Accounting Firm, page 14

1.
Report of Independent Registered Public Accounting Firm. In future filings the Company will expand the MD&A in its quarterly and annual filings to discuss its limited revenue stream, significant operating costs, and its plans to address these issues.  The discussion will include factors affecting or estimated to affect liquidity, as well as cash flow analysis.

Note 4—Related Party Secured Convertible Debenture Agreement, page 21

2.	Convertible Debenture Conversion Feature. In future filings, the Company will expand disclosures to discuss the conversion limit of shares available to the holders of the debentures.

Item 9A(T)—Controls and Procedures, page 26

3.
Management’s Assessment of Effectiveness of Internal Control. The Company will confirm and clarify in future filings that the specific material weakness discussed in the  disclosure in the 2010 10-K/A regarding management’s assessment of the effectiveness of internal control over financial reporting as of April 30, 2010, resulted in the lack of effectiveness of both internal control over financial reporting and disclosure controls and procedures.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

PROGREEN PROPERTIES, INC.

By: /s/ Jan Telander
Jan Telander
Chief Executive Officer